UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42042

ZEEKR Intelligent Technology Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “Zeekr Group Enters into Definitive Merger Agreement for Acquisition Transaction”
99.2	Agreement and Plan of Merger, dated July 15, 2025, by and among ZEEKR Intelligent Technology Holding Limited, Keystone Mergersub Limited and Geely Automobile Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZEEKR Intelligent Technology Holding Limited

Date: July 15, 2025	By:	/s/ Conghui An
		Name:	Conghui An
		Title:	Chief Executive Officer